

February 26, 2014

<u>Via E-mail</u>
John W. Foster
Chief Executive Officer
Odyssey Picture Corporation
2321 Coit Road, Suite E
Plano, TX75075

      Re: **Odyssey Picture Corporation**
             Item 4.01 Form 8-K
             Filed February 19, 2014
             File No. 000-18954

Dear Mr. Foster:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Heather Clark

                            Heather Clark
                            Staff Accountant